Exhibit 99.1

SEARS CANADA INC.

FORM 51-102F3

Material Change Report

Item 1                                                            Name and Address of Company

Sears Canada Inc. (the “Company”)

290 Yonge Street, Suite 700

Toronto, Ontario

M5B 2C3

Item 2                                                            Date of Material Change

October 2, 2014

Item 3                                                            News Release

News releases were issued by the Company on October 2, 2014 through the facilities of Canada Newswire and filed on the System for Electronic Document Analysis and Retrieval (www.sedar.com) and on the U.S. Securities Exchange Commission website (www.sec.gov). Copy of the news releases are attached as Schedule “A”.

Item 4                                                            Summary of Material Change

On October 2, 2014, the Company announced its intention to cooperate with a rights offering of up to 40,000,000 common shares of the Company by Sears Holdings Corporation (“Holdings”). On October 2, 2014, the Company also announced that in connection with the rights offering, Holdings and the Company have agreed to amend the agreement pursuant to which the Company licenses the right to use the “Sears” name and certain other brands associated with a number of its major products lines. With this change, the agreement will continue to apply for so long as Holdings continues to own 10% of the voting shares of the Company (the current trigger is 25%) and the Company will have the continued right to use the trademarks on a royalty-free basis after termination for 5 years (currently 3 years).

Item 5                                                            Full Description of Material Change

See the attached news releases.

Item 6                                                            Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                                                            Omitted Information

Not applicable.

Item 8                                                            Executive Officer

The executive officer of the Company who is knowledgeable about this material change is:

Klaudio Leshnjani

Executive Vice-President and Chief Operating Officer

Telephone: (416) 941-4413

Item 9                                                            Date of Report

October 6, 2014

2

SCHEDULE “A”

For Immediate Release Contact for Media: Vincent Power Sears Canada, Corporate Communications vpower@sears.ca Sears Canada Announces Intention to Cooperate with Sears Holdings Corporation’s Rights Offering of Sears Canada Common Shares TORONTO – October 2, 2014 – Sears Canada Inc. (the “Company”) (TSX: SCC) announced today its intention to cooperate with the rights offering of up to 40,000,000 common shares of the Company announced today by Sears Holdings Corporation (NASDAQ: SHLD). The board of directors considered Sears Holdings’ request for the Company’s cooperation and approved that request based on the recommendation of a committee of independent directors of the Company, advised by independent external counsel and an independent financial advisor. The Company intends to file a prospectus with Canadian securities regulatory authorities and a registration statement with the United States Securities and Exchange Commission as soon as practicable to qualify for distribution the Company common shares underlying the rights. The Company also intends to apply to list its common shares on the NASDAQ Global Select Market. However, there can be no assurance that the necessary securities regulatory approvals will be received, that the rights offering will launch or be closed or that the Company’s common shares will be listed on NASDAQ. A prospectus has not yet been filed with Canadian securities regulatory authorities and a registration statement has not yet been filed with the United States Securities and Exchange Commission, and securities may not be sold nor may an offer to buy securities be accepted prior to a receipt being issued for the final prospectus and the registration statement becoming effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any offer, solicitation or sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification of the securities under the securities laws of such state or jurisdiction. This release contains information which is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s intention to cooperate with Sears Holdings’ rights offering, the Company’s intention to file a prospectus and registration statement and to seek to list its common shares on the NASDAQ Global Select Market. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the forward-looking information presented is reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information. Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the ability of the Company to prepare and file the prospectus and registration statement, obtain a receipt for the final prospectus and an effective registration statement to facilitate the rights offering, obtain any necessary regulatory approvals, obtain the approval of NASDAQ for the Company’s listing application, and the negotiation of definitive documents between Sears Holdings and the Company. The forward-looking information in this release is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding the Company’s cooperation with Sears Holdings’ rights offering and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. About Sears Canada Sears Canada is a multi-channel retailer with a network that includes 176 corporate stores, 222 Hometown stores, over 1,300 catalogue and online merchandise pick-up locations, 96 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca. -30-

For Immediate Release Contact for Media: Vincent Power Sears Canada, Corporate Communications vpower@sears.ca Sears Canada Announces Changes to License Agreement with Sears Holdings TORONTO – October 2, 2014 – Sears Canada Inc. (the “Company”) (TSX: SCC) announced today that, in connection with the rights offering announced by Sears Holdings Corporation (NASDAQ: SHLD), Sears Holdings and the Company have agreed to extend the agreement pursuant to which the Company licences the right to use the “Sears” name and certain other brand names associated with a number of its major product lines. With this change, the agreement will continue to apply for so long as Sears Holdings continues to own 10% of the voting shares of the Company (the current trigger is 25%) and the Company will have the continued right to use the trademarks on a royalty-free basis after termination for 5 years (currently 3 years). If, prior to the completion of the 5-year period, the Company reasonably determines that a longer transition period is necessary, Sears Holdings will extend the license agreement for a further transition period not to exceed 4 years, at a below market rate. This release contains information which is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the changes to the license agreement between Sears Holdings and the Company. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the forward-looking information presented is reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information. Factors which could cause actual results to differ materially from current expectations include, but are not limited to, the negotiation of definitive documents between Sears Holdings and the Company. The forward-looking information in this release is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding the changes to the license agreement and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. About Sears Canada Sears Canada is a multi-channel retailer with a network that includes 176 corporate stores, 222 Hometown stores, over 1,300 catalogue and online merchandise pick-up locations, 96 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca. -30-